







NOOB TUBEZ

Zelgor's first mobile game

The Problem

Most phone games are "barely fun"

66% of mobile gamers quit playing within the first 24 hours



- Most game's aren't fun at first, but promise to be more fun if you pay
- It's not because of the phone
- Few games integrate new technology







JUST BARELY FUN
MICROPAY
MORE FUN!

Market Opportunity

The mobile game space is a 36.9 billion dollar industry, with games like Pokemon Go making $6 million per day



Source: https://newzoo.com/insights/articles/global-games-market-reaches-99-6-billion-2016-mobile-generating-37/

Building Better Games

Successful games need **three key** elements:





1. Unique Feel
2. Excellent Game Structure
3. Discoverability





"All the best games are easy to learn and difficult to master."

Nolan Bushnell -- Founder of Atari

Powering NoobTubez

We're Using the Zelgor Platform to build NoobTubez

A mobile platform that turns the real world map into a board game

Creates clickable territories and locations all over the globe

GoogleMaps SDK, Unity 3D, foursquare



Opportunities

The Zelgor Platform creates multiple opportunities





Location-Based Apps
Using Established IP's



Platform Licensing / Microservices

Original Content Creation



Unique Feel: NoobTubez

NoobTubez is our first mobile game



- NoobTubez chronicles the story of balloon-shaped aliens called Noobs
- Noobs team up to form Noob Squads as they attempt conquer territories and take over Earth
- Noob Squads battle for control of the planet the only way they know how…
- Fruit flinging, dodgeball-style, food fights!



















Excellent Game Structure

Combines Clash Royale and Pokemon Go

- Players unlock new Noobs for their squad along the way

- The food fight arcade game is easy to pick up and offers instant gratification

- The battle for territories provides endless content and social incentives

- The combo of immediate satifaction and long term goals creates epic wins that keep customers coming back for more



Target Audience







Casual gamers, who play short sessions, with divided attention, a few times a day

Younger gamers, who play games both in their free time and while they're in class

Core gamers, who play games for days, months, and years



Business Model

Free to Download

- Free-to-play game with in-app purchases

- Players can buy key items for their Noobs

In-Game Monetization

- Sponsored Territories and Quests

- Virtual Items and Power-ups

- Free Prizes from Retail Sponsors

Future Opportunities

- Platform Licensing

- Expansion to PC and Console

- Merchandising




Competitive Analysis


Casual Gamers
FRUIT NINJA
TEMPLE RUN 2
PUZZLE & DRAGONS
ANGRY BIRDS
POKéMON GO
Simple
NOOB TUBEZ
Complex
WAR DRAGONS
CLASH ROYALE
CLASH of CLANS
FRONTLINE COMMANDO
Core Gamers
GAME OF WAR
FIRE AGE

Discoverability

Pre-Launch

- Launch Kickstarter marketing campaign
- Reach out to 1st & 2nd degree networks
- Create and engage on specific strategic social channels
- Launch traditional and digital guerilla marketing campaign
- Soft launch in similar markets such as Australia and Canada

Launch

- Launch Nolan Bushnell online commercial campaign
- Use strategic and targeted ad buys on related games
- Build out an influencer promoter network in 3-5 major cities
- Set up sponsorships/booths at major trade shows and conferences (E3)
- Push targeted press releases to writers and news platforms

Growth

- Leverage strategic major consumer brand partnership
- Use large trafficked traditional ad buys in major cities
- Launch giant pop-up nation-wide guerilla campaigns
- Create full press plan roll out with strategic PR agency



Thank You!



